UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Item 8.01       Other Events

BioLineRx Ltd. (the “Company”) announced today that on February 12, 2013 it closed its previously announced direct placement to leading healthcare investor, OrbiMed Israel Limited Partnership.   As a result, the Company sold 2,666,667 American Depositary Shares (“ADSs”), each representing ten (10) of its Ordinary Shares, and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00.  The warrants have an exercise price of $3.94 per warrant and are exercisable for a term of five years.  The Company received proceeds of approximately $8 million, before deducting customary offering expenses, which it expects to use to fund clinical trials and for working capital and general corporate purposes. A copy of the press release announcing the closing of the transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 12, 2013, Yigal Arnon & Co. issued its opinion, a copy of which is filed as an exhibit to this report, with respect to the legality of the issuance by the Company of the Ordinary Shares underlying the ADSs sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission on February 6, 2013.  A copy of the opinion is attached hereto as Exhibit 5.1.

On February 12, 2013, Morrison & Foerster LLP issued its opinion, a copy of which is filed as an exhibit to this report, with respect to the legality of the sale by the Company of the ADSs and Warrants sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission on February 6, 2013.  A copy of the opinion is attached hereto as Exhibit 5.2.

Exhibit Index

Exhibit 5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company
Exhibit 5.2	Opinion of Morrison & Foerster LLP, U.S. Counsel to the Company
Exhibit 99.1	Press release dated February 13, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

 Date: February 13, 2013